NovaGold Resources Inc.
Consolidated Financial Statements
February 28, 2009
(Unaudited)

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 14, 2009 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended February 28, 2009 compared to the same period in the previous year. At April 14, 2009, the Company had 182.0 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s February 28, 2009 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2008, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the CICA standards outlined in the new accounting pronouncements section below effective for the Company’s first quarter commencing December 1, 2008. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.nova-gold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, U.S.A., and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Cominco Limited (“Teck”).

Results of operations

For the three-month period ended February 28, 2009, the Company reported a net loss of $28.5 million (or $0.20 basic and diluted loss per share) compared to net earnings of $24.2 million (or $0.23 and $0.22 basic and diluted, respectively, earnings per share) for the corresponding period in 2008. The $52.7 million reduction in earnings when comparing the first quarters of 2009 and 2008 is primarily due to the following:

  A $15.2 million net project suspension recovery in 2008 related to the Galore Creek project and a $15.3 million gain from the disposal of investment with no comparable amounts in 2009;

  An $8.6 million charge for project care and maintenance in 2009 related to the activities at the Rock Creek and Galore Creek projects with no comparable charge in 2008;

  A $5.5 million increase in foreign exchange loss in 2009 compared with 2008 related to the weakening of the Canadian dollar against the U.S. dollar during the period; and

  A $2.5 million increase in exploration expenditures in 2009 incurred mainly at the Donlin Creek project.

Revenues for the three-month period ended February 28, 2009 were $0.4 million compared to $1.7 million in the corresponding period in 2008. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to significantly lower interest rates payable by the banks on cash balances in 2009 as compared to the corresponding period in 2008.

Total expenses and other items for the three-month period ended February 28, 2009 were $31.8 million compared to a $23.4 million net gain for the same period in 2008. During the quarter, the Company recorded a foreign exchange loss of $4.5 million compared to a foreign exchange gain of $1.0 million for the same period in 2008. The loss in 2009 is a result of the weakening Canadian dollar against the U.S. dollar during the first quarter of 2009 on US-denominated cash and financial liability balances. The Company expended $6.4 million on exploration activities during the quarter compared to $3.9 million for the same period in 2008. The Company also expended $8.6 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter with no comparable expenditures in 2008. Operations at the Rock Creek and Galore Creek projects are suspended and were placed into care and maintenance resulting in all costs being expensed as incurred.

The Company recorded $1.4 million for stock-based compensation in 2009 and $0.2 million for the same period in 2008. The higher expense in 2009 resulted from 2,973,000 options being granted to employees and directors during the quarter ended February 28, 2009 to encourage staff retention. In 2008, a $30.4 million project suspension cost recovery at the Galore Creek project was recorded with no similar amount recorded in 2009. During the first quarter of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed as the Galore Creek Mining Corporation (“GCMC”) was able to negotiate a favorable purchase of contractor’s equipment remaining at the construction site. In 2008 the Company also recorded a $15.3 million gain on the sale of its investment in US Gold shares but it was almost entirely offset by non-controlling interest amount of $15.2 million.

NovaGold Resources Inc.

Results of operations (cont.)

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. During the quarter ended February 28, 2009, the Company sold its entire investment in Alexco for net proceeds of $3.8 million. At November 30, 2008, the investment had been written down to fair value and no further gain or loss has been recorded on the disposition of the shares during the quarter.

For the three-month period ended February 28, 2009, the Company recorded a future income tax (“FIT”) recovery of $1.0 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

Fiscal quarters, prior to the quarters ended February 28, 2009 and November 30, 2008, have all been restated to conform to the change in accounting policy. The fiscal quarters for the periods ended are in thousands of Canadian dollars, except per share amounts.

	2/28/09	11/30/08	8/31/08	5/31/08	2/29/08	11/30/07	8/31/07	5/31/07
	$	$	$	$	$	$	$	$

Net revenues	422	856	1,427	275	1,712	1,730	2,173	1,946
Earnings (loss) for
the quarter	(28,483)	(195,263)	818	(24,690)	24,163	(53,467)	(32,011)	(33,353)
Earnings (loss) per
share – basic	(0.20)	(1.83)	0.01	(0.23)	0.23	(0.58)	(0.33)	(0.32)
Earnings (loss) per
share – diluted	(0.20)	(1.83)	0.01	(0.23)	0.22	(0.58)	(0.33)	(0.32)

The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company. The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants and one-time events, such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project. During the last quarter of fiscal 2007, the Company suspended construction at the Galore Creek project recording an estimated suspension cost of $93.1 million, of which $15.2 million net was recovered during the quarter ended February 29, 2008 as a result of the GCMC’s purchase of contractor’s equipment remaining at the construction site. During the quarter ended August 31, 2008, the Company recorded a $33.5 million gain on the sale of its NovaGreenPower subsidiary to AltaGas Ltd. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160.9 million.

Liquidity and capital resources

At February 28, 2009, the Company had $78.8 million in unrestricted cash and cash equivalents. The Company expended $20.4 million on net operating activities during the three-month period ended February 28, 2009 compared with expenditures of $22.0 million for the same period in 2008. Major changes include the recovery of the Galore Creek project’s suspension-related costs that were accrued at November 30, 2007, and the corresponding decreases during the first quarter of 2008 in the short-term and long-term suspension liabilities totalling approximately $45.1 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the shutdown of Galore Creek construction.

In the three-month period ended February 28, 2009, the Company generated $101.8 million in cash flows from financing activities compared with $20.1 million in 2008. In January 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, no cash was expended to repay the Company’s US$20 million bridge loan as it was fully converted into 15,762,565 shares at a rate of $1.53 per share and 750,000 warrants at $1.53 per share were exercised for net proceeds of $1.1 million. Teck also funded a total of $7.3 million for the Galore Creek project during this quarter.

NovaGold Resources Inc.

Liquidity and capital resources (cont.)

In the three-month period ended February 28, 2009, the Company expended $14.8 million on investing activities compared with $82.2 million in the same period in 2008. In the three-month period, $13.3 million was paid out mainly on Rock Creek related payables outstanding at the year end. The Company funded $5.2 million for its share of exploration costs at the Donlin Creek project. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company has no material off-balance sheet arrangements.

Contractual obligated cash flow requirements, excluding operating leases, as at February 28, 2009 are as follows:

		in thousands of Canadian dollars, unless otherwise specified

	Total	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities	17,932	17,932	-	-	-	-	-
Capital leases	2,618	937	715	758	208	-	-
Asset retirement obligations	21,359	483	-	-	-	-	20,876
Convertible Notes – interest	US 33,963	US 5,225	US 5,225	US 5,225	US 5,225	US 5,225	US 7,838
Convertible Notes – holders option	US 95,000	-	-	-	-	US 95,000	-

At February 28, 2009, the Company’s aggregate operating leases totaled $6.1 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years.

The future minimum payments at February 28, 2009 are approximately as follows:

in thousands of Canadian dollars
Operating
leases
$
2009	687
2010	758
2011	828
2012	629
2013	571
Thereafter	2,600
Totals	6,073

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At February 28, 2009, the Company had cash and cash equivalents of $78.8 million and working capital of $62.9 million. Of this amount, $3.4 million is held by GCMC for Galore Creek care and maintenance related activities, including payment of accounts payable. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the three-month period ended February 28, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 750,000 warrants at $1.53 per share were exercised for net proceeds of $1.1 million. The Company also sold its holdings in Alexco for net proceeds of $3.8 million. The funds were used to pay accounts payable and accrued liabilities at November 30, 2008 of approximately $22.7 million which relates mainly to the suspension of activities at Rock Creek. The Company believes it has sufficient funds to meet its cash requirements for the next twelve months.

The Company’s three material projects are the Donlin Creek, Rock Creek and Galore Creek projects. The Company’s remaining share of the 2009 budget at the Donlin Creek project is approximately US$10 million, part of which will be incurred completing the feasibility study and the remainder is planned to be used for permitting activities at the project. The Rock

NovaGold Resources Inc.

Outlook (cont.)

Creek project is in care and maintenance, pending a review of whether to recommence start-up activities at the project. The current remaining care and maintenance budget at Rock Creek for 2009 is approximately US$7 million. The budget for care and maintenance and optimization studies activities at the Galore Creek project for 2009 is $16 million; however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy, results of operations and financial condition. Development of the Company’s mineral properties would require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

Related party transactions

During the three months ended February 28, 2009, the Company provided exploration and management services totalling $53,000 to Alexco, a related party having two common directors, and exploration and management services totalling US$200,000 to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At February 28, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	in thousands of Canadian dollars
	February 28, 2009	November 30, 2008
	US$	US$
Cash and cash equivalents	39,855	723
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(10,365)	(21,972)
Amounts payable to Barrick	(56,090)	(55,403)
Bridge loan	-	(18,954)
Convertible debt	(54,075)	(51,822)

Based on the above net exposures as at February 28, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $9.4 million in the Company’s net earnings.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments

NovaGold Resources Inc.

Financial instruments (cont.)

mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the US prime rate. Based on the amount owing on the promissory note as at February 28, 2009, and assuming that all other variables remain constant, a 1% change in the US prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity- based risks respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

NovaGold Resources Inc.

Critical accounting estimates (cont.)

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The recoverability of the amounts recorded in the Galore Creek and Rock Creek projects have been assessed as at November 30, 2008. The Rock Creek project was impaired at year end and an impairment loss was proportionately allocated to mineral properties and development costs.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

The life of the power transmission rights was determined based on an October 2006 feasibility study for the Galore Creek project and an estimate for reclamation.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

The Company’s accounting policies are described in note 3 to the consolidated financial statements for the year ended November 30, 2008.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to re-commence production at Rock Creek, commence production at one or more of its other mineral properties and generate material revenues, to obtain external financing or to divest its interest in other non-core assets.

There can be no assurance that the Company will re-commence production at Rock Creek, commence production at any of its other mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different that the Company’s estimates.

NovaGold Resources Inc.

Risk factors (cont.)

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

NovaGold is currently the subject of a class-action lawsuit. Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. The Company disputes the allegations and intends to contest these actions vigorously.

NovaGold Resources Inc.

Caution on forward-looking statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding ability to commence, or in the case of Rock Creek, recommence production, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.

Consolidated Balance Sheets – Unaudited

in thousands of Canadian dollars

	February 28, 2009	November 30, 2008
	$	$

Assets
Current assets
Cash and cash equivalents	78,833	12,224
GST and other receivables	902	2,305
Deposits and prepaid amounts	2,565	2,671
	82,300	17,200

Accounts receivable	475	556
Land	1,894	1,891
Inventories	15,236	15,236
Property, plant and equipment (note 5)	471,838	471,121
Mineral properties, rights and development costs (note 6)	246,056	245,982
Investments (note 7)	3,633	7,221
Investment tax credits	3,393	3,393
Reclamation deposits	14,937	14,585
	839,762	777,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,932	35,930
Current portion of long-term liabilities	1,420	1,484
	19,352	37,414
Suspension costs (note 4)	-	1,101
Bridge loan (note 9)	-	23,446
Promissory note (note 7)	71,352	68,523
Convertible notes (note 8)	66,614	63,573
Capital lease obligations	1,681	1,853
Asset retirement obligations	21,062	20,876
Future income taxes	13,346	14,381
Other liabilities	286	298
	193,693	231,465
Non-controlling interest (note 4)	296,686	291,231

Shareholders’ equity
Share capital (note 10)	865,796	776,237
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	9,994	9,994
Stock-based compensation	23,770	22,223
Warrants (note 10)	34,142	1,995
Deficit	(627,377)	(598,894)
Accumulated other comprehensive income	(294)	(418)
	349,383	254,489
	839,762	777,185
Commitments and contingencies (note 12)
Subsequent event (note 13)

(See accompanying notes to consolidated financial statements)

(sighned) Rick Van Nieuwenhuyse	Director	(signed) James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.

Consolidated Statements of Operations and Deficit – Unaudited

     in thousands of Canadian dollars,
except for per share and share amounts

		(Restated – note 2)
	Three months ended	Three months ended
	February 28, 2009	February 29, 2008
	$	$
Revenue
Land, gravel, gold and other revenue	348	902
Interest income	98	813
	446	1,715
Cost of sales	24	3
	422	1,712
Expenses and other items
Corporate development and communication	67	263
Exploration	6,392	3,865
Foreign exchange loss (gain)	4,529	(987)
General and administrative	1,256	1,580
Interest and accretion	8,231	-
Professional fees	858	643
Salaries	1,115	1,405
Salaries – stock-based compensation (note 10)	1,393	189
Project care and maintenance	8,599	-
Project suspension cost recovery	(648)	(30,400)
	31,792	(23,442)
Gain on dilution from equity investment	-	(1,153)
Loss from equity investment	-	5
Gain on disposal of investment	-	(15,278)
Non-controlling interest (note 4)	(1,853)	15,200
Earnings (loss) for the period before income taxes	(29,517)	26,380
Future income tax (recovery) expense	(1,034)	2,217
Earnings (loss) for the period after income taxes	(28,483)	24,163
Deficit – beginning of period	(598,894)	(403,922)
Deficit – end of period	(627,377)	(379,759)
Earnings (loss) per share
Basic	(0.20)	0.23
Diluted	(0.20)	0.22
Weighted average number of shares (thousands)
Basic	139,038	105,041
Diluted	139,038	108,542

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Comprehensive Income – Unaudited

in thousands of Canadian dollars

		(Restated – note 2)
	Three months ended	Three months ended
	February 28, 2009	February 29, 2008
	$	$

Earnings (loss) for the period before other comprehensive income	(28,483)	24,163
Unrealized gain on available-for-sale investments	123	2,330
Future income tax recovery	-	51
Comprehensive earnings (loss)	(28,360)	26,544

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	Three months ended	Year ended
	February 28, 2009	November 30, 2008
	$	$

Share capital
Balance – beginning of period	776,237	760,468
Issued pursuant to private placement	61,480	-
Issued pursuant to stock option agreements	262	417
Issued pursuant to warrant agreements	3,607	15,352
Issued pursuant to debt conversion	24,210	-
Balance – end of period	865,796	776,237

Equity component of convertible notes
Balance – beginning of period	43,352	-
Issuance of convertible notes	-	43,352
Balance – end of period	43,352	43,352

Contributed surplus
Balance – beginning of period	9,994	820
Expiration of warrants	-	9,174
Balance – end of period	9,994	9,994

Stock-based compensation
Balance – beginning of period	22,223	19,739
Stock option grants	1,645	2,484
Fair value of exercises	(98)	-
Balance – end of period	23,770	22,223
Warrants
Balance – beginning of period	1,995	9,178
Expiration of warrants	-	(9,174)
Issuance of warrants	34,606	1,995
Fair value of exercises	(2,459)	(4)
Balance – end of period	34,142	1,995

Deficit
Balance – beginning of period	(598,894)	(403,922)
Loss for the period	(28,483)	(194,972)
Balance – end of period	(627,377)	(598,894)
Accumulated other comprehensive income
Balance – beginning of period	(418)	15,927
Unrealized gains (losses) on available-for-sale investments	124	(1,151)
Realized gains on available-for-sale investments	-	(15,278)
Future income taxes on unrealized gains	-	84
Balance – end of period	(294)	(418)

Total Shareholders’ Equity	349,383	254,489

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Cash Flows – Unaudited

in thousands of Canadian dollars

		(Restated – note 2)
	Three months ended	Three months ended
	February 28, 2009	February 29, 2008
	$	$
Cash flows used in operating activities
Earnings (loss) for the period	(28,483)	24,163
Items not affecting cash
Exploration	5,214	-
Amortization	73	65
Interest and accretion	8,231	-
Future income tax (recovery) expense	(1,034)	2,217
Gain on sale of investments (note 8)	-	(15,278)
Foreign exchange (gain) loss	3,377	(904)
Gain on dilution from equity investment	-	(1,153)
Loss from equity investment	-	5
Stock-based compensation	1,393	189
Project suspension recovery	(648)	(30,400)
Non-controlling interest	(1,853)	15,200
Net change in non-cash working capital
Decrease in GST and other receivables, deposits and
prepaid amounts	1,509	1,321
Increase in inventories	-	299
Decrease in accounts payable and accrued liabilities	(7,688)	(3,034)
Decrease in suspension costs – short term	-	(4,902)
Decrease in suspension costs – long term	(453)	(9,804)
	(20,362)	(22,016)
Cash flows from financing activities
Proceeds from issuance of common shares – net	93,320	293
Drawdown of credit facility	-	10,000
Proceeds from non-controlling interest	7,308	9,757
Proceeds from warrant exercise	1,148	14
	101,776	20,064
Cash flows used in investing activities
Acquisition of property, plant and equipment	(13,262)	(105,162)
Expenditures on power project development	-	(540)
Expenditures on mineral properties and related deferred costs – net	(114)	(54,392)
Decrease in restricted cash	-	54,000
(Increase) decrease in reclamation deposits	(110)	8,290
Decrease (increase) in accounts receivable	81	(283)
Proceeds on sale of investments	3,769	18,811
Investments	(5,169)	(2,876)
	(14,805)	(82,152)
Increase (decrease) in cash and cash equivalents during
the period	66,609	(84,104)
Cash and cash equivalents – beginning of period	12,224	97,916
Cash and cash equivalents – end of period	78,833	13,812
Supplemental disclosure
Decrease in accounts payable and accrued liabilities and
other liabilities related to mineral properties and property,
plant and equipment	(15,968)	(72,889)
Debt converted into shares	25,178	-
Interest received	87	1,013

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

1 Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska and British Columbia. Construction of the Rock Creek mine, located in Nome, Alaska, commenced in the fall of 2006. Start-up, system testing and commissioning activities began in September 2008 and were suspended in November 2008.

The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Cominco Limited (“Teck”).

2 Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. These consolidated financial statements include all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2008.

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2008.

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which replaces Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred if the costs do not meet the definition of property, plant and equipment. On December 1, 2008, the Company adopted these changes, with no impact on its consolidated financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3 Change in accounting policy

During the year ended November 30, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to the year ended November 30, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

3 Change in accounting policy (cont.)

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported February 29, 2008 consolidated financial statements is as follows.

	As previously
	reported	Restatement	As restated
	$	$	$
Mineral properties and related deferred costs at
February 29, 2008	418,657	(180,248)	238,409
Investments at February 29, 2008	109,625	(98,111)	11,514
Future income taxes at February 29, 2008	(46,696)	34,290	(12,406)
Exploration expenses for the three months ended
February 29, 2008	61	3,804	3,865
Earnings for the 3 months ended February 29, 2008	27,967	(3,804)	24,163
Basic earnings per share for the three months ended
February 29, 2008	0.27	(0.04)	0.23
Diluted earnings per share for the three months ended
February 29, 2008	0.26	(0.04)	0.22
Deficit at February 29, 2008	(135,690)	(244,069)	(379,759)

4 Galore Creek Partnership

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at Galore Creek in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck’s initial contribution into the Partnership were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50 / 50 basis thereafter.

During the three-month period ended February 28, 2009, the Company and Teck have renegotiated the Partnership agreement to reduce the $72 million to $60 million, and from November 1, 2008 onwards Teck has agreed to fund all of the costs at the project until the $60 million is fully spent.

Remaining suspension related activities, estimated at November 30, 2008 to cost approximately $1.1 million, have been fully completed during the three-month period ended February 28, 2009 and funded entirely by Teck.

Teck’s contributions to date have been recorded as non-controlling interest as follows.

in thousands of Canadian dollars
February 28, 2009
Balance November 30, 2008	291,231
Contributions by Teck	7,308
Teck’s share of suspension recoveries	324
Teck’s share of care and maintenance costs	(2,177)
Balance at February 28, 2009	296,686

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

5 Property, plant and equipment

	in thousands of Canadian dollars
		February 28, 2009
		Accumulated
	Cost	amortization	Net
	$	$	$

Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	14,792	-	14,792
Heavy machinery and equipment	2,408	(341)	2,067
British Columbia, Canada
Construction costs – Galore Creek	325,522	-	325,522
Mobile equipment – Galore Creek	38,048	-	38,048
Office furniture and equipment	1,648	(1,107)	541
Leasehold improvements	575	(226)	349
	473,512	(1,674)	471,838

		November 30, 2008
		Accumulated
	Cost	amortization	Net
	$	$	$

Alaska, USA
Construction costs – Rock Creek	90,519	-	90,519
Mining and milling equipment – Rock Creek	14,792	-	14,792
Heavy machinery and equipment	2,404	(334)	2,070
British Columbia, Canada
Construction costs – Galore Creek	324,711	-	324,711
Mobile equipment – Galore Creek	38,048	-	38,048
Office furniture and equipment	1,648	(1,030)	618
Leasehold improvements	575	(212)	363
	472,697	(1,576)	471,121

6 Mineral properties, rights and development costs

	in thousands of Canadian dollars
		Expenditures
	November 30, 2008	(amortization)	February 28, 2009
	$	$	$

Alaska, USA
Rock Creek (a)	6,717	-	6,717
British Columbia, Canada
Galore Creek	183,597	407	184,004
Power transmission rights	55,668	(333)	55,335
	245,982	74	246,056

(a) Rock Creek, Alaska

Site costs incurred during the period ended February 28, 2009 are expensed as care and maintenance.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

7 Investments

	in thousands of Canadian dollars
		February 28, 2009
		Unrealized	Carrying
	Cost	holding losses	value
	$	$	$
Available-for-sale investments (a)
Other investments (b)	673	(295)	378
Investments accounted for under the equity method
Donlin Creek LLC (c)			3,255
Total investments	673	(295)	3,633

	in thousands of Canadian dollars
		November 30, 2008
		Unrealized	Carrying
	Cost	holding losses	value
	$	$	$
Available-for-sale investments (a)
Other investments (b)	673	(418)	255
Investments accounted for under the equity method
Alexco Resource Corp. (d)	-	-	3,769
Donlin Creek LLC (c)	-	-	3,197
	-	-	6,966
Total investments	673	(418)	7,221

(a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(b)	Included in “Other investments” are 126,625 shares (cost: $5,000; fair value at February 28, 2009: $59,514) in Etruscan Resources Inc., a company having two directors in common with the Company.

(c)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (the “Donlin Creek LLC”) to advance the Donlin Creek project. As part of the Donlin Creek LLC agreement, the Company has agreed to reimburse Barrick approximately US$64.3 million over time, representing 50% of Barrick’s approximately US$128.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement has been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of US prime plus 2% will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. Interest on this long-term debt is expensed.

(d)

During the three months ended February 28, 2009, the Company sold its entire investment in Alexco Resource Corp. (“Alexco”) for net proceeds of $3.8 million. At November 30, 2008 the investment was written down to the fair value of the net proceeds expected to be received therefore, no gain or loss was recorded on the sale. At November 30, 2008, the Company owned 6,352,978 shares of Alexco and accounted for this investment using the equity method as it was a related party, having two directors in common with the Company.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

8 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses, aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.03% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being capitalized to certain projects funded by this offering and charged to interest expense for projects that do not meet the criteria to capitalize, and added to the liability over the term of the Notes.

	in thousands of Canadian dollars
	February 28, 2009	November 30, 2008
	$	$
Convertible notes balance – beginning of period	63,573	-
Present value of convertible notes on issue	-	51,718
Financing costs allocated to debt component	-	(1,884)
Accretion of debt discount for the period	1,190	2,621
Foreign exchange revaluation	1,851	11,118
Convertible notes balance – end of period	66,614	63,573
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

9 Bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million for proceeds of US$18.8 million, net of commitment fees of $1.2 million, from Auramet Trading, LLC (“Auramet”). The bridge loan was to mature on December 29, 2008 and bore interest at a rate of 12.0% per annum. Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees.

On December 29, 2008, Auramet extended the repayment of the bridge loan to March 13, 2009. As consideration, the Company paid an extension fee of US$1.2 million, increased the annual interest rate to 15% and re-priced the conversion of the loan and the 750,000 warrants previously issued to the five day weighted average price of the Company’s common stock at that time of $1.53. The Company also issued an additional 1,000,000 warrants with an exercise price of $1.53 per common share with an expiry date of December 29, 2010.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares and exercised 750,000 warrants. The Company received net proceeds of $1.1 million from the exercise of warrants.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

9 Bridge loan (cont.)

	in thousands of Canadian dollars
	February 28, 2009	November 30, 2008
	$	$
Bridge loan balance – beginning of period	23,446	-
Extension of bridge loan	(9,557)	18,561
Financing costs allocated to debt component	(968)	(1,235)
Accretion of debt discount for the period	3,883	2,637
Foreign exchange revaluation	(189)	3,483
Conversion of bridge loan	(16,615)	-
Bridge loan balance – end of period	-	23,446
Conversion right of extension	8,125	-
Financing costs allocated to equity component	(530)	-
Conversion of bridge loan	(7,595)	-
Equity component – end of period	-	-
Warrant component – beginning of period	1,995	-
Warrant component of issuance	1,390	2,137
Financing costs allocated to warrant component	(90)	(142)
Exercise of warrants	(2,459)	-
Fair value of warrants – end of period	836	1,995

The bridge loan is classified as a current liability, less the portion relating to the warrants ($2.5 million) which is classified as a component of shareholders’ equity. The bridge loan extension was converted during the period; therefore, an amount was recorded using the Black-Scholes model. As a result, the recorded liability to repay the bridge loan is lower than its face value. Using the effective interest rate method and the rate implicit in the calculation, the difference, characterized as the note discount, was being capitalized to the Rock Creek project, which was funded by this offering and added to the liability over the term of the bridge loan until the date of conversion.

10 Share capital

Authorized
     1,000,000,000 common shares, no par value
     10,000,000 preferred shares issuable in one or more series

	in thousands of Canadian dollars
	Number of shares	Ascribed value
	(thousands)	$

Balance at November 30, 2008	107,509	776,237
Issued in quarter
For cash pursuant to private placements	57,692	61,480
Pursuant to debt conversion	15,763	24,210
For cash and fair value pursuant to stock option agreements	78	262
For cash and fair value pursuant to warrant agreements	750	3,607
Balance at February 28, 2009	181,792	865,796
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	181,801	865,796

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

10 Share capital (cont.)

(a)	Issuance of common shares

In January 2009, the Company issued by way of private placement 57,692,308 Units for gross proceeds of US$75.0 mil- lion. Each Unit consists of one common share of the Company and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of US$1.50 on or before January 21, 2013.

As the Units contained multiple equity components, consisting of common shares and share purchase warrants, the Company used the relative-fair-value approach to allocate the fair value. The fair value of the share purchase warrants was calculated using the Black-Scholes model based on an average risk-free interest rate of 1.13%, expected life of 4 years and an expected volatility of 64.6%. As a result, the common shares were recorded at $61.5 million, and the share purchase warrants were recorded at the fair value of $33.3 million, both inclusive of transaction costs.

(b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of 10 years from the date of grant or may be exercisable 1/3 three months after commencement of employment,1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of 10 years from the date of grant.

During the three months ended February 28, 2009, the Company granted 2,973,000 stock options (three months ended February 29, 2008: 95,000). For the three months ended February 28, 2009, the Company recognized a stock-based compensation charge of $1.7 million for options granted to directors and employees in accordance with CICA 3870 net of cancellations, of which $0.3 million was allocated to care and maintenance and exploration costs and $1.4 million was charged into income.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	Vesting during three	Granted during three
	months ended	months ended
	February 28, 2009	February 28, 2009
Average risk-free interest rate	1.73% – 4.73%	1.73%
Expected life	2.32 – 4.27 years	3.71 years
Expected volatility	44% – 70%	70%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)	Warrants

On December 29, 2008, as part of the extension of the bridge loan discussed in note 9, 1.0 million share purchase warrants were issued with an exercise price of $1.53 per share with a two-year term. Additionally, the 750,000 share purchase warrants issued on the original bridge loan were re-priced at $1.53 per share as part of this agreement. Of these warrants, 750,000 were exercised for proceeds of $1.1 million during the three-month period ended February 28, 2009.

11 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

12 Commitments and contingencies

(a)	Lease and purchase commitments

As at February 28, 2009, the Company’s aggregate commitments for operating leases totaled $6.1 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years.

(b)	Legal actions

In October 2006, the former CEO of Coast Mountain Power Corp. commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has been settled during the period ended February 28, 2009 for $0.2 million which the Company had recorded in accrued liabilities at November 30, 2008.

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. The Company disputes the allegations and intends to contest these actions vigorously.

13 Subsequent event

In March 2009, the Company closed a transaction with Mantra Mining Inc. (“Mantra”) to sell 100% of its interest in five properties in Alaska totaling approximately 397,680 acres of Alaska State mining claims, subject to filing of Mining Quitclaim Deeds in Alaska. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock of which the Company is not permitted to sell for a period of twelve months following the closing date. Mantra has one common director with the Company.

NovaGold Resources Inc.